Exhibit 77(C)

PROXY RESULTS (Unaudited)

Cohen & Steers Infrastructure Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 25, 2013. The description of each proposal and number of shares voted are as follows:

Common Shares
		Shares Voted For		Authority Withheld
To elect Directors:
Martin Cohen		77,690,826.642		1,481,461.706
Richard J. Norman	77,894,336.538		1,277,951.810
Frank K. Ross		77,852,584.077		1,319,704.271